UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

__________________________

Getty Images Holdings, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

__________________________

Options to Purchase Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Kjelti Kellough, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
605 5th Ave S., Suite 400
Seattle, Washington 98104
(206) 925-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

__________________________

Copies of communications to:

Todd E. Freed, Esq.
Jon A. Hlafter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
395 9th Avenue
New York, New York 10001
(212) 735-3000

__________________________

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet — Overview” and “Summary Term Sheet — Questions and Answers” in the Offer to Exchange Eligible Options, dated March 2, 2026 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)     Name and Address.

Getty Images Holdings, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 605 5th Ave S., Suite 400 Seattle, Washington 98104 and the telephone number of its principal executive offices is (206) 925-5000.

(b)    Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain service providers of the Company and its affiliates, including our executive officers and non-employee directors (as further defined in the Exchange Offer, the “Eligible Optionholders”), subject to specified conditions, to exchange certain outstanding stock options for a lesser number of new stock options (as further defined in the Exchange Offer, “New Options”).

Options eligible for exchange (as further defined in the Exchange Offer, an “Eligible Option”) are those options, whether vested or unvested, that were granted under the 2022 Equity Plan and are held by an Eligible Optionholder, have a per share exercise price that is equal to or higher than the closing price of a share of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”), on the Closing Date (as defined in the Exchange Offer) and are outstanding and unexercised as of the start date of the Exchange Offer and as of the Closing Date. As of February 13, 2026, there were approximately 22.6 million Eligible Options outstanding.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant New Options on the Closing Date (as defined in the Exchange Offer), subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet — Overview” and “Summary Term Sheet — Questions and Answers” and the information set forth under Section 1 (“Eligible Optionholders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.

(c)     Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)     Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

The address of each executive officer and director of the Company is:

Getty Images Holdings, Inc.
605 5th Ave S., Suite 400
Seattle, Washington 98104

The directors and executive officers of the Company are set forth below:

Name	Position
Craig Peters	Chief Executive Officer and Director
Mikael Cho	Senior Vice President, CEO, Unsplash
Grant Farhall	Senior Vice President, Chief Product Officer
Gene Foca	Senior Vice President, Chief Marketing and Revenue Officer
Nate Gandert	Senior Vice President, Chief Technology Officer
Chris Hoel	Vice President, Chief Accounting Officer
Jerry Jenkins	Senior Vice President, Chief Human Resources Officer
Kjelti Kellough	Senior Vice President, General Counsel
Jennifer Leyden	Senior Vice President, Chief Financial Officer
Ken Mainardis	Senior Vice President, Editorial
Peter Orlowsky	Senior Vice President, Strategic Development
Michael Teaster	Senior Vice President, Chief of Staff
Daine Weston	Senior Vice President, Ecommerce
Mark Getty	Co-Founder and Chairman
Tracy Knox	Director
Patrick Maxwell	Director
Hilary Schneider	Director
Brett Watson	Director
Chinh Chu	Director
Michael Harris	Director
James Quella	Director
Jeffrey Titterton	Director

Item 4. Terms of the Transaction.

(a)     Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet — Overview” and “Summary Term Sheet — Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Optionholders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Getty Images; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.

(b)    Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)     Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(17) also contain information regarding agreements relating to securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)     Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b)    Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum is incorporated herein by reference.

(c)     Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)     Source of Funds.

The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b)    Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d)    Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)     Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b)    Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)     Solicitations or recommendations.

Not applicable.

Item 10. Financial Statements.

(a)     Financial Information.

The information set forth under Section 8 (“Information Concerning Getty Images; Financial Information”) and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b)    Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)     Agreements, Regulatory Requirements and Legal Proceedings.

(1)    The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)    The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)    Not applicable.

(4)    Not applicable.

(5)    Not applicable.

(c)     Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options, dated March 2, 2026.
(a)(1)(B)	Form of Announcement Email to Eligible Optionholders.
(a)(1)(C)	Election Form.
(a)(1)(D)	Notice of Withdrawal of Election Form.
(a)(1)(E)	Form of Email Confirming Receipt of Election Form.
(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form.
(a)(1)(G)	Form of Reminder Email to Eligible Optionholders Regarding the Expiration of the Exchange Offer.
(a)(1)(H)	Form of Email to Eligible Optionholders Confirming Acceptance of Eligible Options.
(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange.
(a)(1)(J)	Form of Expiration Notice Email.
(a)(1)(K)	Getty Images Holdings, Inc. Definitive Information Statement filed on Schedule 14C, as filed with the SEC on March 2, 2026.
(a)(1)(L)	Form of Email to Eligible Optionholders Announcing Exchange Ratio(s)
(b)	Not applicable
(d)(1)

Getty Images Holdings, Inc. 2022 Equity Incentive Plan dated as of July 21, 2022 (incorporated by reference to Exhibit 10.13 of the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2022)

(d)(2)	Getty Images Holdings, Inc. Earn Out Plan dated as of July 21, 2022 (incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2022)
(d)(3)

Getty Images Holdings, Inc. 2022 Employee Stock Purchase Plan dated as of July 21, 2022 (incorporated by reference to Exhibit 10.12 of the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2022)

(d)(4)

Form of Award Agreement Awarding Restricted Stock Units under the Getty Images Holdings, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K, filed with the SEC on March 15, 2024)

(d)(5)

Form of Award Agreement Awarding Performance Restricted Stock Units under the Getty Images Holdings, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K, filed with the SEC on March 15, 2024)

(d)(6)

Form of Award Agreement Awarding Stock Options under the Getty Images Holdings, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of the Company’s Form 10-K, filed with the SEC on March 14, 2023)

(d)(7)

Form of Award Agreement Awarding Restricted Stock Units under the Getty Images Holdings, Inc. 2022 Earn Out Plan (incorporated by reference to Exhibit 10.11 of the Company’s Form 10-K, filed with the SEC on March 15, 2024)

Exhibit Number	Description
(d)(8)

Employment Agreement with Craig Peters dated July 1, 2015, as amended on January 27, 2017, November 3, 2017, January 1, 2019, April 1, 2020, October 1, 2020 January 1, 2024 and January 1, 2025 (incorporated by reference to Exhibit 10.13 of the Company’s Form 10-K filed with the SEC on March 17, 2025)

(d)(9)

Employment Agreement with Nathaniel Gandert, dated June 1, 2016, as amended on April 1, 2020 and October 1, 2020 (incorporated by reference to Exhibit 10.14 to Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on January 18, 2022)

(d)(10)

Employment Agreement with Gene Foca, dated January 3, 2017, as amended on April 1, 2020, October 1, 2020, and May 1, 2023. (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K, filed with the SEC on March 15, 2024)

(d)(11)

Restated Option Agreement, by and among Griffey Investors, L.P., Getty Images, Inc., Getty Investments, L.L.C. and certain other parties, dated February 9, 1998, as amended on February 9, 1998, February 24, 2008, August 14, 2012, and December 9, 2021 (incorporated by reference to Exhibit 10.15 of Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on June 29, 2022)

(d)(12)

Side Letter to the Forward Purchase Agreement and Backstop Agreement by and between CC Neuberger Principal Holdings II, and Neuberger Berman Opportunistic Capital Solutions Master Fund L.P., dated as of December 9, 2021 (incorporated by reference to Exhibit 10.2 of Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on June 29, 2022)

(d)(13)

Sponsor Side Letter by and among CC Neuberger Principal Holdings II Sponsor, LLC, Joel Alsfine, James Quella, Jonathan Gear, CC NB Sponsor 2 Holdings LLC, Neuberger Berman Opportunistic Capital Solutions Master Fund LP, CC Neuberger Principal Holdings II, Vector Holding, LLC and Griffey Global Holdings, Inc., dated as of December 9, 2021 (incorporated by reference to Exhibit 10.3 of Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on June 29, 2022)

(d)(14)

Voting and Support Agreement, dated as of January 6, 2025, by and between Getty Images and Jonathan Oringer (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed with the SEC on January 7, 2025)

(d)(15)

Significant Stockholder Agreement, dated as of January 6, 2025, by and among Getty Images, the Getty Family Stockholders, the Koch Stockholder and Jonathan Oringer (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K, filed with the SEC on January 7, 2025

(d)(16)

Letter Agreement, dated as of January 6, 2025, by and among Getty Images and the Getty Family Stockholders (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K, filed with the SEC on January 7, 2025)

(d)(17)

Letter Agreement, dated as of January 6, 2025, by and between Getty Images and the Koch Stockholder (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K, filed with the SEC on January 7, 2025)

(g)	Not applicable
(h)	Not applicable

(b)    Filing Fee Exhibit.

Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2026	GETTY IMAGES HOLDINGS, INC.
	By:	/s/ Kjelti Kellough
Kjelti Kellough Senior Vice President, General Counsel and Corporate Secretary